4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FINANCIAL RESULTS FOR FISCAL
THIRD QUARTER 2005

WINNIPEG, Manitoba – (April 5, 2005) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the three and nine-month periods ended February 28, 2005. All amounts referenced herein are in Canadian dollars unless otherwise noted.

At February 28, 2005 the Company had cash and cash equivalents totaling $11,762,000 as compared to $19,954,000 as of May 31, 2004. The cash position is sufficient to fund completion of both the Phase II portion of the MEND-CABG study and the MATCHED study and to advance lead products, MC-1 and MC-4232 up to pivotal Phase III studies.

Research and development expenditures during the quarter were $3,918,000 as compared to $1,134,000 for the same quarter in fiscal 2004. The year-to-date research and development expenditures are $9,190,000 compared to $2,846,000 for the nine-month period ended February 29, 2004. The increase in expenditures is due mainly to the clinical development costs of the Phase II/III Coronary Artery Bypass Graft (CABG) trial, MEND-CABG, which is testing the ischemic reperfusion and neuro-protective effects of the Company’s lead drug, MC-1. For the three and nine-months period ended February 28, 2005 expenditures for the MEND-CABG study totaled $2,573,000 and $5,878,000 respectively, as compared to $534,000 and $746,000 for the same periods in fiscal 2004. The Phase II portion of the study will enroll up to 900 patients. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI).

The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and an ACE Inhibitor. As part of the Phase II/III clinical development program of MC-4232, the Company is conducting the Phase II MATCHED study. The MATCHED study will evaluate MC-1 alone and in combination with an ACE inhibitor encompassing approximately 120 patients with co-existing diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including metabolic function and blood pressure. For the three and nine months ended February 28, 2005, total expenditures for the MATCHED study were $740,000 and $1,465,000 respectively, as compared to nil for the same periods in fiscal 2004. Results from both Phase II studies are anticipated in summer 2005.

“We anticipate making significant progress in our clinical development programs by achieving a number of milestones and generating a tremendous amount of clinical news in the next six months," said Albert D. Friesen, PhD, Medicure's President and CEO. "We recently announced completion of enrollment in the Phase II MATCHED Trial with our combination drug, MC-4232, for the improved treatment of diabetics with hypertension and expect to do the same in the MEND-CABG study in the coming months,” Dr. Friesen concluded.

Medicure anticipates research and development expenditures for the remainder of fiscal 2005 will be higher than fiscal 2004, with a majority of the increase attributed to the MEND-CABG and MATCHED studies.

Investment tax credits refundable for the three and nine month periods ended February 28, 2005 were $454,000 compared to nil for the three and nine month periods ended February 29, 2004. The increase in investment tax credits is a result of a higher level of research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. These amounts have been recorded as a reduction of research and development expenditures.

Interest and other income for the third quarter ended February 28, 2005 was $130,000 compared to $163,000 for the third quarter ended February 29, 2004. For the nine months ended February 28, 2005, interest and other income totaled $334,000 compared to $317,000 for the same period in fiscal 2004.

Foreign exchange conversion resulted in a gain of $84,000 for the third quarter ended February 28, 2005 compared to nil for the same period in fiscal 2004. The increase in the foreign exchange gain for the current quarter is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the significant U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study. For the nine months ended February 28, 2005, foreign exchange gain totaled $11,000 compared to nil for the same period in fiscal 2004.

General and administrative expenditures for the third quarter totaled $555,000, compared to $549,000 for the third quarter ended February 29, 2004. For the nine months ended February 28, 2005, expenditures totaled $1,629,000 compared to $1,364,000 for the same period a year ago. The overall increase in costs during the nine-month period ended February 28, 2005 as compared to the nine-month period in fiscal 2004 is primarily driven by increased business development and investor relations activities, professional fees and an increase in stock-based compensation expense. The Company expects similar levels of general and administrative expenditures for the remainder of the fiscal year ending May 31, 2005 as compared to the same period in fiscal 2004.

As a result of the above noted items, the financial results for the three months ended February 28, 2005 include a consolidated net loss from operations of $3,820,000 or $0.06 per share, compared to $1,531,000 or $0.02 per share for the three-month period ended February 29, 2004. The net loss for the nine months ended February 28, 2005 was $10,062,000 or $0.15 per share compared to a net loss of $3,922,000 or $0.08 per share for the same period a year ago.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three and nine months ended February 28, 2005 are accessible on Medicure's website at www.medicure.com.

Corporate Highlights for the Quarter
Medicure remains committed to expanding its cardiovascular therapeutic pipeline, and recently announced that the Company acquired the exclusive worldwide licensing rights for a novel cholesterol-lowering technology platform from the University of Manitoba and University of Ottawa Heart Institute. The treatment approach, discovered by Dr. Jim Jamieson and Dr. Gro Thorne-Tjomsland, Department of Chemistry, University of Manitoba and Dr. Zemin Yao, and Dr Khai Tran University of Ottawa Heart Institute, reduces cholesterol and triglycerides by acting on newly discovered targets in the liver's mechanism for the production and removal of very low density lipoproteins (VLDL), the main triglyceride carrier in the blood. The discovery involves the identification of a specific mechanism by which VLDL is degraded or broken down, a process referred to as autophagocytosis. Medicure and the discoverers will advance the development of this technology platform under a collaboration agreement.

Another exciting development this quarter was the positive results of Medicure’s anti-thrombotic MC-45308. In February, at the 49th Meeting of the Society of Thrombosis & Haemostasis, Dr. Wasim Haque, PhD, Senior Director of Chemistry, presented preclinical results demonstrating MC-45308’s unique anti-thrombotic properties. The results suggest that MC-45308 may be a more effective therapeutic for treatment of thrombotic disorders than existing clinically approved agents as a result of its simultaneous anti-platelet and anti-coagulant effects. MC-45308 has the potential to be the first in a new class of drugs, a dual-acting agent that provides both anticoagulant and antiplatelet activity. The combined U.S. market for anti-platelets and anticoagulants is projected to grow rapidly from an estimated USD$3 billion in 2000 to USD$6.7 billion in 2008.

In the days subsequent to end of the third quarter, Medicure announced that the MATCHED study had achieved full enrollment. MC-4232 is a novel combination product that combines MC-1's cardioprotective properties with an ACE Inhibitor, the most common form of hypertensive therapy. As such, MC-4232 will tap into the existing large market for this class of drugs, which in 2003 exceeded USD$2.8 billion in sales within the USA. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. Given the high risk of serious cardiovascular incidents presented by the deadly combination of hypertension and diabetes, we believe this patient population is ideal to be the first to receive MC-4232

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer, Chief Financial Officer

Hogan Mullally, Manager of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com